Exhibit 2

The Robert L. McNeil, Jr. 1983 Trust
c/o Wilmington Trust Company
1100 N. Market Street
Wilmington, DE 19890-001

                        November 27, 2006

VIA FACSIMILE, COURIER AND CERTIFIED MAIL

Board of Directors
Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605

Gentlemen:

The Robert L. McNeil, Jr. 1983 Trust understands that Arrow International, Inc. filed a Current Report on Form 8-K with the Securities and Exchange Commission on November 22, 2006 disclosing that the Company’s annual meeting of shareholders was being rescheduled from January 17, 2007 to April 19, 2007. The stated reason for the postponement is to allow the board additional time to consider a proposal that was recently made by the Trust to nominate three persons for election to the board of directors at the 2007 annual meeting.

We fail to understand why the nomination of three directors should occasion a three month delay in convening the annual meeting. If the Company wishes to consider the candidacy of the nominees proposed by the Trust for inclusion on the management supported slate, surely the process of consideration can be done in far less time. When my appointment as a director was proposed to the board this past summer, I promptly made myself available for an interview, following which the board rejected my candidacy, all in a space of two days. Indeed, my credentials and references have already been reviewed by the board’s nominating committee, which, I understand, had recommended that the full board approve my appointment.

The Trust is similarly prepared to make its other candidates, Mr. Pratt and Ms. Doar, available for interviews and provide their references on an expedited basis and to furnish the board as quickly as possible with any other information concerning these nominees that the board reasonably requests. Mr. Pratt was proposed for membership on the board at a recent nominating committee meeting, and the committee is already in possession of information concerning Mr. Pratt and his candidacy. Information concerning Ms. Doar can likewise be made available in short order. We therefore find it strange and suspect that the board would defer the annual meeting—and thereby cause the Company not to convene a meeting of shareholders for a period of 15 months—without any attempt to contact the Trust or the candidates so that the annual meeting could proceed with minimal or no delay.

If the board has in fact other, undisclosed motivations for delaying the annual meeting, as the extended postponement seems to suggest, then the Company’s public disclosure in Tuesday’s Form 8-K would seem seriously deficient.

As the board no doubt appreciates, Arrow is a public company, and all shareholders, collectively, are its owners. The fiduciary duties of the board are thus directed to the entire shareholder constituency and not to any one or select group of shareholders. Any action taken to entrench one or more directors—even a founding shareholder, director and former executive—or that is motivated by the prospect of their defeat in an election contest, would be a breach of the board’s duty of loyalty to the shareholder body.

The Trust’s nominating proposal is not directed at control of the Company. If successful, the Trust’s nominees would constitute less than a third of the board, with all other directors being elected as proposed by current management. The Trust intends, as permitted under Rule 14a-4(d) of the federal proxy rules, to seek authority on its proxy card to vote for all nominees named by management, other than Messrs. Macaleer, Miller and Neag who would be ineligible to serve under the terms of the by-law amendment on age limits for directors previously proposed by the Trust. If the action of the board in delaying the annual meeting is in any way directed at protecting the board seats of these three individuals—and divesting from shareholders the opportunity to vote on whether these directors should continue to be their elected representatives—the board will have forfeited the trust of shareholders and the protections that the law generally affords to the good faith determinations of Pennsylvania directors.

We are prepared at any time to discuss these matters with the disinterested directors on the board to assure that the best interests of all shareholders are served.

            Very truly yours,

            The Robert L. McNeil, Jr. 1983 Trust

            By: /s/ Robert W. Cruickshank
           Mr. Robert W. Cruickshank
           Co-Trustee